UNITIL CORPORATION
                                  6 LIBERTY LANE WEST
                                  HAMPTON, NH  03842




VIA EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

        Re:    Unitil Corporation
               File No. 070-09099

Ladies and Gentlemen:

        We understand that, through an error in our transmission of a Form U-9C-3, Quarterly Report Pursuant to Rule 58, that filing was treated as a new filing and assigned File No. 070-09099. We request that the Commission withdraw the filing in File No. 070-09099. We have retransmitted the Form U-9C-3, properly marked,in File No. 074-00021.

        Please call me at 603-773-6501 with any questions.

                                             Very truly yours,




                                             Daniel V. Main